UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 12, 2007

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

12 November 2007
Number 33/07

BHP BILLITON'S PROPOSED COMBINATION WITH RIO TINTO TO UNLOCK VALUE

HIGHLIGHTS(1)

  Combination to create the world's premier diversified natural resources company
  Unique portfolio of large-scale, low-cost, long-life assets
  US$3.7 billion per annum in quantified synergies achieved through efficiencies and acceleration of volumes to meet strong customer demand
  Three BHP Billiton shares for each Rio Tinto share equivalent to a premium of approximately 28 per cent for Rio Tinto shareholders
  All share proposal gives Rio Tinto shareholders exposure to the world's premier diversified natural resources company
  Value enhancing for BHP Billiton shareholders with exposure to synergies captured, strengthened asset portfolio and unrivalled future growth pipeline
  US$30 billion post-completion buy-back intended
  Cash flow and earnings per share accretive from the first full fiscal year following completion

1 Introduction

The Board of BHP Billiton has recently written to the Board of Rio Tinto proposing a combination of their respective companies to create an organisation without peer in the natural resources industry. The Board of BHP Billiton has sought and continues to seek to engage in discussions with Rio Tinto with a view to obtaining the support and recommendation of the Board of Rio Tinto for this proposal. To date Rio Tinto has not agreed to these discussions.

BHP Billiton now considers it appropriate to make BHP Billiton and Rio Tinto shareholders aware of this proposal so that it can seek their support for discussions between the two companies. This announcement is intended to provide information about BHP Billiton's proposal and does not constitute an offer and there can be no assurance that any combination or offer will result.

It is proposed that the combination of BHP Billiton and Rio Tinto be completed by two inter-conditional schemes of arrangement with each Rio Tinto shareholder receiving three BHP Billiton shares for each Rio Tinto share held.

This share exchange ratio implies a premium of approximately 28 per cent to the combined volume weighted average market capitalisations of Rio Tinto Limited and Rio Tinto plc over the month ended 31 October 2007 (being the last date prior to BHP Billiton's approach to Rio Tinto), based on volume weighted average BHP Billiton share prices over the same period.

Importantly, with the all share proposal, Rio Tinto shareholders receive not only the premium, but also pro rata access to the current and future economic benefits of the combination, including a pro rata share of synergies.

This combination is value enhancing for BHP Billiton shareholders, who also gain from a pro rata share of synergies, strengthened asset portfolio and unrivalled future growth pipeline.

2        Unlocking Value

BHP Billiton firmly believes that the rationale for combining BHP Billiton and Rio Tinto is compelling due to the strategic fit, the expected synergies and the opportunity to create an organisation without parallel. This combination will unlock unique value for both BHP Billiton and Rio Tinto shareholders.

A. Strategic Fit

BHP Billiton considers the combination of BHP Billiton and Rio Tinto as the most logical and compelling consolidation opportunity for both companies. The fit in terms of values, strategy, asset mix and quality, as well as culture, is without comparison in the natural resources industry.

The two companies each have portfolios of large-scale, low-cost, long-life assets that are highly complementary and, when combined, would be without peer. Importantly, the proposal offers material benefits unique to this combination because of the common and overlapping presence in a number of major resource basins and joint ownership interests.

  The overlaps offer unique opportunities for material value creation from realising further economies of scale, sharing infrastructure and removing duplication. The unique value arises from combining the operations in a number of major resource basins, especially:

- faster and more efficient development of the combined iron ore resources in Western Australia;

- optimisation of the Australian coal operations in the Hunter Valley and the Bowen Basin; and

- improved and expanded development of brownfield and greenfield opportunities within the combined Aluminium, Base Metals, Diamonds and Industrial Minerals businesses.

  By combining the two development portfolios, optimising the development sequence and utilising the combined infrastructure, the development of new production can be substantially brought forward, and the long-term value and utilisation of the resources can be optimised.

  Looking beyond the current development portfolios, both companies are seeking to develop resources in new geographies that frequently have high infrastructure and other costs, as well as increased risks. Combined, BHP Billiton and Rio Tinto would have greater ability and increased opportunities to develop the next generation of world-scale projects in these new regions, for the benefit of customers, local communities and shareholders.

B. Quantified Synergies

This combination is expected to generate material synergies - the total being unique to a combination of BHP Billiton and Rio Tinto due to the substantial overlap in neighbouring and jointly-owned operations, combined with the usual areas of duplication. In particular, BHP Billiton expects:

  US$1.7 billion nominal per annum of cost savings in the third full year following completion, achieved through removal of duplication as well as procurement and operating efficiency savings; and

  further EBITDA enhancement of US$2.0 billion nominal per annum in the seventh full year following completion, driven primarily by the acceleration of volumes to customers.

In the seventh full year following completion this, therefore, gives a total incremental EBITDA of US$3.7 billion nominal per annum of quantified synergies.

The total one-off implementation cash costs related to achieving these synergies are expected to amount to US$0.65 billion over the first two full years following completion.

This estimate of cost savings and further EBITDA enhancement has been reported on under the City Code on Takeovers and Mergers by KPMG and by BHP Billiton's financial advisor Goldman Sachs International. Copies of their letters are included in parts (a) and (b) respectively of Appendix II.

The estimate of cost savings and further EBITDA enhancement should be read in conjunction with notes (s) to (w) of Appendix I.

C. Unparalleled Organisation

BHP Billiton and Rio Tinto have aligned values and similar management processes. Both companies share core values focussed on global best practice in safety, community and environment.

Created from this combination is a deep pool of talent, scarce in the current strong resources market, and BHP Billiton anticipates that key management positions would be filled by drawing on the best of both management teams.

In addition, BHP Billiton would invite a number of Rio Tinto's independent directors to join the combined Board.

3             A Deliverable Proposal

BHP Billiton has spent considerable time formulating its proposal to Rio Tinto and is highly confident that it can be successfully completed.

    Manageable Regulatory Issues

BHP Billiton has undertaken a thorough analysis of the anti-trust implications of this combination and is confident that anti-trust issues present no significant barriers to completing the proposed transaction, and that any possible regulatory concerns can be readily addressed. BHP Billiton considers that this process should not impact in a meaningful way either the future prospects of the combined group or the amount and achievability of synergies.

Importantly, the expanded growth options and speed-to-market benefits available to the combined group would provide material pro-competitive benefits in key commodity markets, to the advantage of customers.

BHP Billiton expects the regulatory focus to centre on the combined iron ore businesses, where the combined group would have a share of contestable iron ore sales of approximately 27 per cent (2). In the supply of iron ore, prices are set by supply and demand and the cost of marginal production. The combined group's assets would be low cost in comparison to the marginal producer, meaning the combined group would have an incentive to invest in those assets and to grow production. In addition, BHP Billiton expects emerging and new low-cost producers will increase competition in what is a rapidly evolving marketplace.

BHP Billiton expects that obtaining the regulatory approvals will take between 9 and 12 months, allowing for a detailed review by the regulators.

            B. Clear Benefits for Customers

This proposal will enable the combined group to better serve the needs of customers. Together, BHP Billiton and Rio Tinto will be able to deliver increased product volumes to market more quickly, against a backdrop of growing demand. Supply logistics can be optimised by way of blending or improved delivery options resulting in greater security of supply to customers. The combination will create a unique portfolio of low-cost, world-class assets which will enable product to be delivered to customers throughout global economic cycles.

            C. Preserves Dual Listed Companies (DLC) Structure

In order to deliver the value of the combination to all shareholders, BHP Billiton has proposed that the transaction be structured as an all share exchange at a fixed ratio, preserving the DLC structure and each listing domicile for Rio Tinto shareholders.

Only a combination of BHP Billiton and Rio Tinto could readily accommodate both parts of Rio Tinto's DLC structure.

            D. Shareholder and Other Approvals

BHP Billiton continues to seek the support and recommendation of the Board of Rio Tinto for its proposal, which would be subject to receipt of all appropriate required anti-trust and regulatory approvals. BHP Billiton has proposed that the combination of BHP Billiton and Rio Tinto be completed by two inter-conditional schemes of arrangement, the implementation of which would require approvals of both BHP Billiton and Rio Tinto shareholders and court approvals.

4         Value Proposition for All Shareholders

            A. Compelling Premium and Ongoing Participation for Rio Tinto Shareholders

On a pro forma basis, Rio Tinto shareholders would own approximately 41 per cent of the combined group (excluding intra-company cross-holdings).

BHP Billiton has proposed that the terms for the combination would involve each Rio Tinto shareholder receiving three BHP Billiton shares for each Rio Tinto share. More specifically, the proposed consideration would be structured as:

  three BHP Billiton Limited shares for each Rio Tinto Limited share; and

  three BHP Billiton shares for each Rio Tinto plc share consisting of 80 per cent BHP Billiton Plc shares and 20 per cent BHP Billiton Limited shares. The consideration for Rio Tinto plc shareholders would be structured on a mix and match basis.

Based on the closing prices of a BHP Billiton Limited Ordinary Share of A$46.10 and a BHP Billiton Plc Ordinary Share of PDS18.31 on 31 October 2007 (being the last date prior to BHP Billiton's approach to Rio Tinto), the proposal values:

  each Rio Tinto Limited Ordinary Share at A$138.30 and the issued ordinary share capital of Rio Tinto Limited at A$39.5 billion; and

  each Rio Tinto plc Ordinary Share at PDS56.28 and the issued ordinary share capital of Rio Tinto plc at PDS56.1 billion.

Based on the closing prices of BHP Billiton Limited and BHP Billiton Plc shares on 31 October 2007, the total consideration offered to shareholders of Rio Tinto Limited and Rio Tinto plc is US$153.2 billion. This implies a premium of approximately:

  25 per cent to the combined market capitalisations of Rio Tinto Limited and Rio Tinto plc on 31 October 2007 of US$122.1 billion; and

  30 per cent to the combined volume weighted average market capitalisations of Rio Tinto Limited and Rio Tinto plc over the month ended 31 October 2007 of US$118.2 billion

Based on the volume weighted average prices of BHP Billiton Limited and BHP Billiton Plc shares for the month ended 31 October 2007, the total consideration to shareholders of Rio Tinto Limited and Rio Tinto plc is US$151.2 billion. This implies a premium of approximately

  28 per cent to the combined volume weighted average market capitalisations of Rio Tinto Limited and Rio Tinto plc over the same period.

Based on BHP Billiton's closing share prices on 9 November 2007, the total consideration offered to shareholders of Rio Tinto Limited and Rio Tinto plc is US$138.1 billion, which represents a premium of approximately 15 per cent to the combined market capitalisations of Rio Tinto Limited and Rio Tinto plc on 8 November 2007 and 7 November 2007, respectively, being market capitalisations reflecting closing prices of Rio Tinto Limited and Rio Tinto plc shares immediately prior to BHP Billiton's announcement on 8 November 2007 in response to speculation about a potential offer for Rio Tinto at a premium.

The issue of BHP Billiton Limited shares as a portion of the consideration to Rio Tinto plc shareholders will rebalance the DLC legs to approximately equal size.

Rio Tinto shareholders resident in Australia and the United Kingdom will be able to benefit from capital gains tax rollover relief, other than possibly in respect of BHP Billiton Limited shares that are received by Rio Tinto plc shareholders.

            B. Continued Participation by Both Sets of Shareholders

Importantly, the proposal does not require any Rio Tinto shareholder to exit; it delivers to Rio Tinto shareholders not only the premium, but also pro rata access to the current and future economic benefits of the combination, including a pro rata share of synergies.

The combination of BHP Billiton and Rio Tinto is value enhancing for BHP Billiton shareholders. In creating the world's premier diversified natural resources company, BHP Billiton shareholders will benefit from a pro rata exposure to the substantial synergies to be captured and a strengthened asset portfolio and future growth pipeline.

BHP Billiton expects the combination to be cash flow per share(3) and earnings per share(4) accretive to BHP Billiton shareholders from the first full fiscal year following completion.

            C. Financial Strength

Importantly, the combined group would be uniquely positioned to meet the strong demand that both companies are presently enjoying from China, India and other high growth economies, which is expected to continue.

The combination of BHP Billiton's and Rio Tinto's high-quality, low-cost, long-life assets, with enhanced commodity and geographic diversification, and additional value enhancement through merger synergies, would enable the combined group to deliver strong long-term performance throughout commodity cycles.

The combined group would have superior cash flows; BHP Billiton's intention is for the combined group to target a single A credit rating. BHP Billiton estimates that the combined group would have the financial flexibility to return significant capital to its shareholders, and intends to make the first such return following completion through an initial share buy-back (or other appropriate mechanism) of approximately US$30 billion. This cash distribution would allow the combined group to have an efficient balance sheet while maintaining flexibility for future investment.

BHP Billiton believes that Rio Tinto has in place financing arrangements of US$40 billion to fund the acquisition of Alcan Inc, which include a change of control clause.

BHP Billiton intends to maintain a progressive dividend policy.

5         Information on BHP Billiton

BHP Billiton is headquartered in Melbourne, Australia, and is the world's largest global diversified natural resources company. BHP Billiton is listed on stock exchanges in Australia (ASX), United Kingdom (LSE), United States (NYSE), South Africa (JSE), Germany (Frankfurt) and Switzerland (Zurich). As at Friday, 9 November, 2007, BHP Billiton had a market capitalisation of US$206.7 billion.

BHP Billiton has approximately 39,000 employees working in more than 100 operations in approximately 25 countries. For the financial year ended 30 June 2007, BHP Billiton reported revenue, together with its share of jointly controlled entities' revenue, of US$47.5 billion, underlying earnings before interest and tax (underlying EBIT) of US$20.1 billion, net profit attributable to shareholders of US$13.4 billion and net operating cash flow of US$15.6 billion. As at 30 June 2007, BHP Billiton had net assets of US$29.9 billion.

BHP Billiton operates ten business units or Customer Sector Groups (CSGs), aligned with the commodities which the company extracts and markets. The ten CSGs are Aluminium, Base Metals, Diamonds and Specialty Products, Energy Coal, Iron Ore, Manganese, Metallurgical Coal, Petroleum, Stainless Steel Materials and Uranium.

  The Aluminium CSG's (12 per cent of total BHP Billiton FY2007 revenue) principal activities are the mining of bauxite, refining of bauxite into alumina and smelting of alumina into aluminium metal. The CSG has operations in Australia, Brazil, Mozambique, South Africa, and Suriname.

  The Base Metals CSG's (27 per cent of total BHP Billiton FY2007 revenue) principal activities are the mining of copper, silver, lead, zinc, molybdenum, uranium and gold. A separate Uranium CSG was created in July 2007. Its principal activities are the production and marketing of uranium and the operation and development of the Olympic Dam ore body. The Uranium CSG's results will be reported as part of the consolidated Base Metals CSG's results. The Base Metals CSG has operations in Australia, Chile, Peru and the United States.

  The Diamonds and Specialty Products CSG's (two per cent of total BHP Billiton FY2007 revenue) principal activities are the mining of diamonds and titanium minerals. The CSG has operations in Canada and South Africa.

  The Energy Coal CSG's (10 per cent of total BHP Billiton FY2007 revenue) principal activities are the mining and marketing of export thermal (energy) coal. The CSG has operations in Australia, Colombia, South Africa and the United States.

  The Iron Ore CSG's (12 per cent of total BHP Billiton FY2007 revenue) principal activities are the mining of iron ore from a number of mines. The CSG's principal operations are based in the Pilbara region of north Western Australia and in Brazil.

  The Manganese CSG's (three per cent of total BHP Billiton FY2007 revenue) principal activities are the mining of manganese ore and production of manganese metal and alloys. The CSG has operations in Australia and South Africa.

  The Metallurgical Coal CSG's (eight per cent of total BHP Billiton FY2007 revenue) principal activities are the mining of metallurgical coal in Australia.

  The Petroleum CSG's (12 per cent of total BHP Billiton FY2007 revenue) principal activities are oil and gas exploration, production, development and marketing in Australia, the United Kingdom, the United States, Algeria, Trinidad and Tobago, and Pakistan.

  The Stainless Steel Materials CSG's (15 per cent of total BHP Billiton FY2007 revenue) principal activities are producing nickel concentrate primarily for the stainless steel industry. The CSG operates a number of mines, concentrators, smelters and refineries in Australia and Colombia.

6        Information on Rio Tinto

Rio Tinto is headquartered in London, United Kingdom and is listed on the Australian, London and New York stock exchanges. As at Friday, 9 November, 2007, Rio Tinto had a market capitalisation of US$151.7 billion.

Rio Tinto has operations worldwide with strong representation in Australia and North America and significant businesses in South America, Asia, Europe and southern Africa. Through its global operations, Rio Tinto produces iron ore, metallurgical and thermal coal, copper, bauxite, alumina, aluminium, uranium and diamonds as well as other base metals and industrial minerals.

Rio Tinto has recently expanded its aluminium operations with the acquisition of a majority interest in Alcan, creating the world's leading supplier of aluminium.

7        Management and Employees

The existing employment rights, including pension rights, of all management and employees of Rio Tinto will be fully safeguarded.

8        Regulation

The proposal would be subject to satisfaction or waiver of Regulatory Pre-conditions, relating to the obtaining of regulatory clearances from the European Union, Australia, the United States, Canada and South Africa.

This announcement does not constitute a firm intention to make an offer and, accordingly, there can be no assurance that any offer will be made, even if these Regulatory Pre-conditions are satisfied or waived.

9        General

In accordance with Rule 2.10 of the UK City Code, as at Friday, 9 November 2007, 2,256,993,546 BHP Billiton Plc Ordinary Shares (including 20,072,510 BHP Billiton Ordinary Shares held by BHP Billiton Limited) and 3,358,359,496 BHP Billiton Limited Ordinary Shares were in issue. The International Securities Identification Number for BHP Billiton Limited Ordinary Shares is AU000000BHP4 and for BHP Billiton Plc Ordinary Shares is GB0000566504.

10     Further Details

A media teleconference with Marius Kloppers, including a question and answer session, will be held at 8:00 AM GMT (7:00 PM AEDT) today. Dial-in details will be provided separately.

There will be a joint presentation to analysts and investors on this announcement in London at 9:00 AM GMT (8:00 PM AEDT) today at Goldman Sachs International, River Court Building, 120 Fleet Street, London EC4A 2BB and at Goldman Sachs JBWere, Level 42, Governor Phillip Tower, 1 Farrer Place, Sydney, with a web-casting facility on BHP Billiton's web site (www.bhpbilliton.com). There will also be a dial-in conference call facility for the presentation. Dial-in details will be provided separately.

A recording of the presentation will be accessible through BHP Billiton's web site.

Contacts
Australia Samantha Evans, Media Relations Tel: +61 3 9609 2898 Mobile: +61 400 693 915 email: Samantha.Evans@bhpbilliton.com	United Kingdom Andre Liebenberg, Investor Relations Tel: +44 20 7802 4131 Mobile: +44 7920 236 974 email: Andre.Liebenberg@bhpbilliton.com

Jane Belcher, Investor Relations
Tel: +61 3 9609 3952 Mobile: +61 417 031 653
email: Jane.H.Belcher@bhpbilliton.com

United States
Tracey Whitehead, Investor & Media Relations
Tel: US +1 713 599 6100 or UK +44 20 7802 4031
Mobile: +44 7917 648 093
email: Tracey.Whitehead@bhpbilliton.com

Illtud Harri, Media Relations
Tel: +44 20 7802 4195 Mobile: +44 7920 237 246
email: Illtud.Harri@bhpbilliton.com

South Africa
Alison GIlbert, Investor Relations
Tel: SA +27 11 376 2121 or UK +44 20 7802 4183
Mobile: +44 7769 936 227
Email: Alison.Gilbert@bhpbilliton.com

This announcement is for information purposes only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice or a proposal to make a takeover bid in any jurisdiction.

The directors of BHP Billiton accept responsibility for the information contained in this announcement. Having taken all reasonable care to ensure that such is the case, the information contained in this announcement is, to the best of the knowledge and belief of the directors of BHP Billiton, in accordance with the facts and contains no omission likely to affect its import.

The release, publication or distribution of this announcement in jurisdictions other than the United Kingdom and Australia may be restricted by law and therefore any persons who are subject to the laws of any other jurisdiction should inform themselves about, and observe, any applicable requirements. This announcement has been prepared for the purposes of complying with English and Australian law and the UK City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of other jurisdictions.

It is possible that this announcement could or may contain forward looking statements that are based on current expectations or beliefs, as well as assumptions about future events. Reliance should not be placed on any such statements because of their very nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results, and BHP Billiton's plans and objectives, to differ materially from those expressed or implied in the forward looking statements.

None of the statements concerning expected cost savings, revenue benefits (and resulting incremental EBITDA) and EPS accretion in this announcement should be interpreted to mean that the future earnings per share of the enlarged BHP Billiton group for current or future financial years will necessarily match or exceed the historical or published earnings per share of BHP Billiton, and the actual cost savings and revenue benefits (and resulting EBITDA enhancement) may be materially greater or less than estimated.

There are several factors which could cause actual results to differ materially from those expressed or implied in forward looking statements. Among the factors that could cause actual results to differ materially from those described in the forward looking statements are BHP Billiton's ability to successfully combine the businesses of BHP Billiton and Rio Tinto and to realise expected synergies from that combination, changes in the global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax rates and future business combinations or dispositions.

BHP Billiton does not undertake any obligation (except as required by law, the Listing Rules of ASX Limited or the rules of the UK Listing Authority and the London Stock Exchange) to revise or update any forward looking statement contained in this announcement, regardless of whether those statements are affected as a result of new information, future events or otherwise.

This announcement does not constitute an offer to sell or invitation to purchase any securities or the solicitation of any vote or approval in any jurisdiction.

In connection with BHP Billiton's proposed combination with Rio Tinto by way of the proposed Schemes of Arrangement ("Schemes"), the new BHP Billiton shares to be issued to Rio Tinto shareholders under the terms of the Schemes have not been, and will not be, registered under the US Securities Act of 1933, as amended, or under the securities laws of any state, district or other jurisdiction of the United States, and no regulatory clearances in respect of the new BHP Billiton shares have been, or (possibly with certain limited exceptions) will be, applied for in any jurisdiction of the United States. It is expected that the new BHP Billiton shares will be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof.

In the event that the proposed Schemes do not qualify (or BHP Billiton otherwise elects pursuant to its right to proceed with the transaction in a manner that does not qualify) for an exemption from the registration requirements of the US Securities Act, BHP Billiton would expect to register the offer and sale of securities it would issue to Rio Tinto US shareholders and Rio Tinto ADS holders by filing with the SEC a Registration Statement (the "Registration Statement"), which will contain a prospectus ("Prospectus"), as well as other relevant materials. No such materials have yet been filed. This communication is not a substitute for any Registration Statement or Prospectus that BHP Billiton may file with the SEC.

U.S. INVESTORS AND U.S. HOLDERS OF RIO TINTO SECURITIES AND ALL HOLDERS OF RIO TINTO ADSs ARE URGED TO READ ANY REGISTRATION STATEMENT, PROSPECTUS AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE POTENTIAL TRANSACTION, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

If and when filed, investors and security holders will be able to obtain a free copy of the Registration Statement, the Prospectus as well as other relevant documents filed with the SEC at the SEC's website (http://www.sec.gov), once such documents are filed with the SEC. Copies of such documents may also be obtained from BHP Billiton without charge, once they are filed with the SEC.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1 per cent or more of any class of "relevant securities" of any of BHP Billiton Plc, BHP Billiton Limited, Rio Tinto plc or Rio Tinto Limited, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction.

The relevant disclosure must also include details of all "interests" or "dealings" in any class of "relevant securities" of the other company which is part of its DLC structure. Therefore, if, for example, a disclosure is being made in respect of a dealing in securities of BHP Billiton Plc, an accompanying disclosure must also be made of interests or short positions held in securities of BHP Billiton Limited, even if the person's interest or short position is less than 1 per cent of the relevant class. The same approach should be adopted in respect of securities of Rio Tinto plc and Rio Tinto Limited. Therefore, each disclosure should consist of two Rule 8.3 disclosure forms, one for the Plc arm of the DLC structure and one for the Limited arm of the DLC structure, released as one announcement.

This requirement will continue until the date on which the "offer period" ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of BHP Billiton Plc, BHP Billiton Limited, Rio Tinto plc or Rio Tinto Limited, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of either BHP Billiton or Rio Tinto by BHP Billiton or Rio Tinto, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

APPENDIX I

Bases and Sources of Information

  Unless otherwise stated, financial and other information concerning BHP Billiton and Rio Tinto has been extracted or derived from the interim statements, preliminary results and the annual report and accounts of each company for the relevant periods, or from published sources or from BHP Billiton management sources.

  Unless otherwise stated, average share prices and market capitalisations throughout this announcement reflect volume-weighted averages.

  The market value of BHP Billiton Limited shares is based on the closing price of a BHP Billiton Limited share of A$46.10, provided by the Australian Securities Exchange on 31 October 2007, being the last date prior to BHP Billiton's approach to Rio Tinto.

  The market value of BHP Billiton Plc shares is based on the closing middle-market price of a BHP Billiton Plc share of PDS18.31, provided by the London Stock Exchange on 31 October 2007, being the last date prior to BHP Billiton's approach to Rio Tinto.

  The volume weighted average closing share price over the calendar month ended 31 October 2007, being the last date prior to BHP Billiton's approach to Rio Tinto, is A$45.77 for BHP Billiton Limited and PDS17.99 for BHP Billiton Plc.

  The market value of BHP Billiton Limited shares is based on the closing price of a BHP Billiton Limited share of A$42.47, provided by the Australian Securities Exchange on 9 November 2007, being the last practicable date prior to this announcement.

  The market value of BHP Billiton Plc shares is based on the closing middle-market price of a BHP Billiton Plc share of PDS16.28, provided by the London Stock Exchange on 9 November 2007, being the last practicable date prior to this announcement.

  As at 9 November 2007 (being the last practicable date prior to this announcement) there were 2,256,993,546 BHP Billiton Plc shares (including 20,072,510 BHP Billiton Plc shares held by BHP Billiton Limited) and 3,358,359,496 BHP Billiton Ltd shares in issue.

  The market value of Rio Tinto Limited shares is based on the closing price of a Rio Tinto Limited share of A$110.00, provided by the Australian Securities Exchange on 31 October 2007, being the last date prior to BHP Billiton's approach to Rio Tinto.

  The market value of Rio Tinto plc shares is based on the closing middle-market price of a Rio Tinto plc share of PDS44.90, provided by the London Stock Exchange on 31 October 2007, being the last date prior to BHP Billiton's approach to Rio Tinto.

  The volume weighted average closing share price over the calendar month ended 31 October 2007, being the last date prior to BHP Billiton's approach to Rio Tinto is A$109.20 for Rio Tinto Limited and PDS43.09 for Rio Tinto plc.

  The market value of Rio Tinto Limited shares is based on the closing price of a Rio Tinto Limited share of A$130.90, provided by the Australian Securities Exchange on 9 November 2007, being the last practicable date prior to this announcement.

  The market value of Rio Tinto plc shares is based on the closing middle-market price of a Rio Tinto plc share of PDS56.24, provided by the London Stock Exchange on 9 November 2007, being the last practicable date prior to this announcement.

  As at 9 November 2007 (being the last practicable date prior to this announcement) there were 456,815,943 Rio Tinto Limited shares and 997,082,015 Rio Tinto plc shares in issue. Rio Tinto plc, through THA Holdings Australia Pty Limited, holds 171,072,520 shares in Rio Tinto Limited.

  All references to the share capital or market capitalisation of Rio Tinto Limited refer to the publicly traded shares, or free float, of Rio Tinto Limited, which excludes the Rio Tinto Limited shares held by a wholly-owned subsidiary of Rio Tinto plc.

  All references to the share capital or market capitalisation of BHP Billiton exclude shares held as treasury shares and shares currently held by BHP Billiton Limited in BHP Billiton Plc and not yet cancelled.

  The exchange rate of 2.077 US$/PDS and 0.927 US$/A$ on 31 October 2007

  The exchange rate of 2.095 US$/PDS and 0.914 US$/A$ on 9 November 2007

  All reference to nominal figures assume an inflation rate of 2.5 per cent

  In arriving at the estimate of cost savings and revenue benefits, the Board of BHP Billiton has assumed the following:

-    that there will be no significant impact on the combined group arising from any decisions made by competition authorities;

-    that there will be no material change to the market dynamics in the combined core markets following completion. In particular, BHP Billiton has based these estimates on its understanding of current and future market supply, demand and pricing levels; and

-    there will be no material change to the relative exchange rates in the combined core markets and geographies following completion.

    u.    In arriving at the estimate of cost savings and revenue benefits, the Board of BHP Billiton has assumed that there are comparable operations, processes and procedures within Rio Tinto, except where publicly available information clearly indicates otherwise. BHP
           Billiton's management, through a detailed understanding of BHP Billiton's cost structure, has determined the source and scale of realisable cost savings. The one-off implementation cash costs of achieving the cost savings and revenue benefits represents those costs which are incremental to BHP Billiton's existing plans. In addition to BHP Billiton management's information, the sources of information that BHP Billiton has used to arrive at the estimate of cost savings include:

-    Rio Tinto's annual report and accounts;

-    Rio Tinto's presentations to analysts;

-    Rio Tinto's website;

-    Documents and statements issued by Rio Tinto in connection with its acquisition of Alcan;

-    Analysts' research;

-    Other public information; and

-    BHP Billiton's knowledge of the industry and of Rio Tinto.

     v. The Board of BHP Billiton has not had discussions with Rio Tinto's management regarding the reasonableness of their assumptions supporting the estimate of cost savings and revenue benefits. Therefore, there remains an inherent risk in this forward-looking estimate.

     w. Due to the scale of a combined BHP Billiton and Rio Tinto organisation, there may be additional changes to the combined group's operations. In addition, there are several material assumptions underlying the estimate, including the allocation of costs within Rio Tinto, the relative proportion of volume sensitive costs for both BHP Billiton and Rio Tinto and the level of costs necessary to operate effectively each combined function or activity. A detailed sensitivity analysis was conducted to establish the robustness of the estimates to a number of changes in the assumptions in addition to contingencies factored in by management. Because of these factors and the fact that the changes relate to the future, the resulting cost savings and revenue benefits may be materially greater or less than those estimated.

APPENDIX II

Report on Estimated Cost Savings and Revenue Benefits

The following are the texts of letters from KPMG and from Goldman Sachs International relating to the BHP Billiton statement of estimated cost savings and revenue benefits set out in this document:

  from KPMG

KPMG Audit Plc

8 Salisbury Square

London EC4Y 8BB

United Kingdom

The Directors
BHP Billiton Limited         BHP Billiton Plc
180 Lonsdale Street         Neathouse Place
Melbourne Vic 3000         London SW1V 1BH

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB

12 November 2007

Dear Sirs

BHP Billiton's Proposal to Rio Tinto Limited and Rio Tinto plc

We refer to the statement made by the directors of BHP Billiton Limited and BHP Billiton Plc ('the Directors') on page three of this document ('the Statement') to the effect that:

"...BHP Billiton expects:

  US$1.7 billion nominal per annum of cost savings in the third full year following completion; achieved through removal of duplication as well as procurement and operating efficiency savings; and

  Further EBITDA enhancement of US$2.0 billion nominal per annum in the seventh full year following completion, driven primarily by the acceleration of volumes to customers.

In the seventh full year following completion this, therefore, gives a total incremental EBITDA of US$3.7 billion nominal per annum of quantified synergies.

The total one-off implementation cash costs related to achieving these synergies are expected to amount to US$0.65 billion over the first two full years following completion."

The Statement has been made in the context of the disclosures in notes (s) to (w) of Appendix I setting out, inter alia, the basis of the Directors' belief (including sources of information) supporting the Statement and their analysis and explanation of the underlying constituent elements.

This report is required by Note 8(b) to Rule 19.1 of the City Code on Takeovers and Mergers ('the City Code') and is given for the purpose of complying with that requirement and for no other purpose.

Responsibility

The Statement is the responsibility solely of the Directors. It is our responsibility and that of Goldman Sachs International to form respective opinions, as required by Note 8(b) to Rule 19.1 of the City Code as to whether the Statement has been made by the Directors with due care and consideration.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report.

Basis of opinion

We have discussed the Statement, together with the underlying plans, with the Directors and with Goldman Sachs International. We have also considered the letter dated 12 November 2007 from Goldman Sachs International to the Directors on the same matter. We conducted our work in accordance with Standards for Investment Reporting issued by the Auditing Practices Board of the United Kingdom.

We do not express any opinion as to the achievability of the benefits identified by the Directors in the Statement. The Statement is subject to uncertainty as described in this document. Because of the significant changes in the enlarged group's operations expected to flow from the merger and because the Statement relates to the future, the actual merger benefits achieved are likely to be different from those anticipated in the Statement and the differences may be material.

Opinion

On the basis of the foregoing, we report that in our opinion the Directors have made the Statement, in the form and context in which it is made, with due care and consideration.

Yours faithfully

KPMG Audit Plc

b. from Goldman Sachs International

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB

The Directors
BHP Billiton Limited         BHP Billiton Plc
180 Lonsdale Street         Neathouse Place
Melbourne Vic 3000         London SW1V 1BH

12 November 2007

Dear Sirs

BHP BILLITON'S PROPOSAL TO RIO TINTO LIMITED AND RIO TINTO PLC ("RIO TINTO")

We refer to the statement of estimated cost savings and revenue benefits, the bases of preparation thereof and the notes thereto (together the "Statement") made by BHP Billiton Limited and BHP Billiton Plc ("BHP Billiton") set out in this document, for which the Directors of BHP Billiton are solely responsible.

We have discussed the Statement (including the assumptions and sources of information referred to therein), with the Directors of BHP Billiton and those officers and employees of BHP Billiton who developed the underlying plans. The Statement is subject to uncertainty as described in this document and our work did not involve an independent examination of any of the financial or other information underlying the Statement.

We have relied upon the accuracy and completeness of all the financial and other information reviewed by us and have assumed such accuracy and completeness for the purposes of rendering this letter. We have also reviewed the work carried out by KPMG and have discussed with them the conclusions stated in their letter of 12 November 2007 addressed to yourselves and ourselves on this matter.

We do not express any opinion as to the achievability of the cost savings and estimated revenue benefits identified by the Directors of BHP Billiton.

This letter is provided pursuant to our engagement letter with BHP Billiton solely to the Directors of BHP Billiton in connection with Note 8 (b) of Rule 19.1 of the City Code on Takeovers and Mergers and for no other purpose. We accept no responsibility to Rio Tinto or its shareholders or any other person other than the Directors of BHP Billiton in respect of the contents of, or any matter arising out of or in connection with, this letter.

On the basis of the foregoing, we consider that the Statement by BHP Billiton, for which the Directors of BHP Billiton are solely responsible, has been made with due care and consideration in the context in which it was made.

Yours faithfully

Simon Dingemans
Managing Director

For and on behalf of
Goldman Sachs International

APPENDIX III

Definitions

"PDS" United Kingdom pounds sterling;

"A$" Australian Dollars;

"Alcan" Alcan, Inc;

"Australia" the Commonwealth of Australia, its states, territories and possessions;

"BHP Billiton"  BHP Billiton Plc or BHP Billiton Limited, or both, or the BHP Billiton group, as the context may require;

"BHP Billiton Limited Ordinary Shares" ordinary shares in the share capital of BHP Billiton Limited;

"BHP Billiton Plc Ordinary Shares" ordinary shares of US$0.50 each in the share capital of BHP Billiton Plc;

"Board" or "Directors" means the directors of Rio Tinto plc and Rio Tinto Limited, or the directors of BHP Billiton Plc and BHP Billiton Limited, or the directors of the combined group, as the context may require;

"EBITDA" Earnings before Interest, Taxes, Depreciation and Amortisation;

"EBIT" Earnings before Interest and Taxes;

"Financial Services Authority" the UK Financial Services Authority, which is an independent non-governmental body given statutory powers by the Financial Services and Markets Act 2000;

"FY2007" the financial year ended 30 June 2007;

"KPMG" KPMG Audit Plc;

"Listing Rules" the listing rules of the UK Listing Authority;

"Panel" the UK Panel on Takeovers and Mergers;

"Regulatory Pre-conditions" the pre-conditions to the posting of the Rio Tinto plc scheme document and the Rio Tinto Limited explanatory statement and related documents;

"Rio Tinto ADSs" Rio Tinto plc's American Depositary Shares representing 4 Rio Tinto plc shares per American Depositary Share and listed on the New York Stock Exchange;

"Rio Tinto" Rio Tinto plc or Rio Tinto Limited, or both, or the Rio Tinto group, as the context may require;

"SEC" United States Securities and Exchange Commission;

"UK City Code" the UK City Code on Takeovers and Mergers;

"UK Listing Authority" the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000;

"United Kingdom" the United Kingdom of Great Britain and Northern Ireland;

"US Securities Act" US Securities Act of 1933, as amended from time to time; and

"US$" United States dollars.

(1) Further details are contained in this announcement
(2) Based on 2006 global contestable sales, inclusive of Chinese domestic production
(3) After adjusting for the intended share buy-back
(4) After adjusting for the intended share buy-back and excluding depreciation on the write-up of Rio Tinto's assets as a result of the combination

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 12 November 2007	By:	Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary